As filed with the Securities Exchange Commission on November 17, 1999


             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
          OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
              OR 12(g) OF THE SECURITIES ACT OF 1934


                                Meridian Holdings Inc.
             (Name of Small Business in Its Charter)


FLORIDA                                             65-0510294
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                         Identification No.)

3350 NW Boca Raton Blvd. Suite A-28
Boca Raton, Florida                                       33431
(Address of principal executive offices)                  (Zip Code)

              (561) 417-6800                       (561) 417-6888
            Issuer's Telephone Number:                    Telecopier:

                          www.meridianholdingsinc.com
                               Issuer's Website Address

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:
Common Stock, $0.001 par value







              Meridian Holdings Inc.

                 TABLE OF CONTENTS

                       PART I

Item 1.   Description of Business

               (a)       Business Development

                    1.     Formation of Meridian Holdings, Inc.
                    2.     Purchase of Shares of Old Fashioned Syrup Co., Inc.
                    3.     Sweet 'N Low  License Agreement with
                            Cumberland Packing Corp.
                    4.     Egg Cream Companies

               (b)       Business of Issuer

                    1.     Principal Products and Services and Their Markets
                    2.     Market
                    3.     New Products or Services
                    4.     Competition
                    5.     Sources of Supply
                    6.     Major Customers
                    7.     Patents, Trademarks, Licenses, etc.
                    8-9   Government Regulation and Approval
                    10.    Research and Development
                    11.    Environmental Compliance
                    12.    Employees

               (c)       Reports to Shareholders


Item 2.        Management's Discussion and Analysis


          Item 3.   Description of Property


          Item 4.   Security Ownership of Certain
                    Beneficial Owners and Management


          Item 5.   Directors, Executive Officers, Promoters
                    And Control Persons


          Item 6.   Executive Compensation


          Item 7.   Certain Relationships and Related Transactions


          Item 8.   Description of Securities

                       PART II

           Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

           Item 2.        Legal Proceedings

           Item 3.        Changes in and Disagreements With Accountants

           Item 4.        Recent Sales of Unregistered Securities

           Item 5.        Indemnification of Directors and Officers



                                    PART F/S

Financial Statements


                      PART III

               Item 1.        Index to Exhibits

               Item 2.        Description of Exhibits

Part I

Item 1.   Description of Business.

          (a)       Business Development:

1.        FORMATION OF MERIDIAN HOLDINGS, INC.

                    Meridian Holdings Inc. (the "Company") was incorporated in the State of Florida on August 4, 1994 for the purpose of effecting a change of domicile, as the surviving entity in a merger with a then public 'shell' entity MHI Telecommunications, Inc. ("MHI Telecom").

                    MHI Telecom was a Delaware corporation that had sold shares to the public pursuant to a Regulation "A" exemption from registration during 1969, under its original corporate name of Pilgrim Mills, Inc.

                    From 1985 through July 15, 1998 the Issuer was not actively engaged in any business operations or transactions, other than as described herein. In August 1994, the shareholders of MHI Telecom and the Company approved a merger of MHI Telecom into the Company and a simultaneous 1 for 40 reverse stock split of the Company's outstanding shares. At the same time, the shareholders also authorized the Company to raise working capital through an appropriate financing, and to acquire an operating business or otherwise engage in or conduct active business operations. Through the end of 1998, the Company did not engage in any formal fund raising, other than the issuance of shares to certain shareholders in exchange for services and the advancement of minimal funds in behalf of the Company.

2.        PURCHASE OF SHARES OF THE OLD FASHIONED SYRUP CO., INC.

                    On January 8, 1999, the Company entered into an Acquisition Agreement with The Old Fashioned Syrup Company, Inc. (the "Syrup Company"), pursuant to which the Company issued 3,026,794 shares of the Company's common stock to the shareholders of the Syrup Company in a tax-free exchange of shares. Simultaneously with the Acquisition Agreement, the Company entered into a Stock Purchase Agreement with Paul M. Galant, one of the Company's founders and now a Director of the Company, pursuant to which the Company purchased
100,000 shares of its Common Stock from Mr. Galant for the sum of $50,000. The shares repurchased were retired by the Company.

                    The Syrup Company had been incorporated in Florida in November 1996 for the purpose of developing and marketing a sugar-free, fat-free chocolate flavored syrup. The Syrup Company has two wholly-owned subsidiaries; The Old Fashioned Egg Cream Company,
Inc. and The Original Egg Cream Company, Inc., both of which are Florida corporations.

                     3.       SWEET 'N LOW   LICENSE AGREEMENT
                              WITH CUMBERLAND PACKING CORP.

                    In January 1999, the Syrup Company entered into a license agreement with Cumberland Packing Corp. ("Cumberland") under which the Syrup Company was granted the exclusive license to utilize the well-known Sweet 'N Low brand name in connection with the sale of its sugar-free, fat-free chocolate syrup product (the "Syrup"). The Syrup was first introduced to the food industry under the Sweet'N Low name in late January 1999. The Syrup is free of all sugar, fat and cholesterol.

                     4.        EGG CREAM COMPANIES

                    The Old Fashioned Egg Cream Company, Inc. was incorporated in Florida in 1993. Since that time, it has engaged directly or through franchises in the business of selling freshly made egg cream drinks and other food items to the public from specially designed carts decorated to the motif of early 20th century Brooklyn and bearing the registered trademark Old Fashioned Egg Cream Company . The Old
Fashioned Egg Cream Company is currently not conducting any active business operations.

          (b)       Business of Issuer:

             (b)(1)   Principal Products and Services and their Markets.

                    Sweet 'N Low Chocolate Flavored Syrup. The Company's principal product is its sugar-free, fat-free, cholesterol-free chocolate-flavored syrup marketed under the well-known Sweet'N Low brand name.  The Company utilizes the brand-name under a long-
term license agreement with Cumberland Packing Corp., the owner of the
Sweet'N Low   family of trademarks.  Under the agreement, the Company
has the exclusive right to utilize the Sweet'N Low mark on chocolate-flavored syrup. It also has the exclusive right of first refusal to utilize the mark on other flavored syrups. The license agreement has an initial term of ten (10) years, expiring December 31, 2008. The Company has the right to renew the agreement for two additional 7 year renewal terms, provided the Company is not in default. The agreement contains minimum royalty and marketing expenditure requirements during each year of the term. The Company has satisfied the requirements for the first contract year and anticipates that it will be able to meet the remaining minimum requirements under the contract throughout its term. However, if the Company fails to meet its requirements, Cumberland has the right to terminate the license. In connection with the license agreement, the Company has issued to Cumberland warrants to purchase 350,000 shares of the Company's common stock at a price equal to the greater of $2.50 per share or 50% of the average trading price for the Company's shares during the twenty (20) trading days preceding the exercise of the Warrants.
The number of warrants was increased to 385,000 as a result of a 10 percent stock dividend in September 1999.

                    Old Fashioned Egg Cream. The Company, through the Syrup Company's subsidiaries, Old Fashioned Egg Cream Company, Inc.
and Original Egg Cream Company (collectively the "Egg Cream
Companies"), is engaged in the business of offering freshly made "egg cream" drinks to the public from custom-designed carts at sports arenas, shopping malls and other high population traffic locations. The egg cream, a traditional and legendary New York soft drink, is a mixture of milk, seltzer and chocolate syrup. Since 1993, the Egg Cream Companies, on their own and through franchisees, have operated two carts at various locations, including Madison Square Garden in New York City, Joe Robbie Stadium in Miami, Florida, Festival Flea Market in Pompano Beach,
Florida and Coral Square Mall in Boynton Beach. In addition, the Company's egg creams have been sold through licensed concessionaires at the Miami Arena in Miami, Florida and various food service establishments in South Florida.

              The Company's marketing of the egg cream product is based on a nostalgic appeal to early 20th century Brooklyn, where egg creams were developed and flourished as a popular chocolate-flavored soft drink. The Company's carts and logo are designed with a Brooklyn motif - Ebbets Field, the Brooklyn Bridge, trolley cars. The carts also offer pretzel rods and Charlotte Russe confections.

                    The Egg Cream Companies are not currently conducting any active business operations. Neither of the egg cream carts is currently in operation and the Company has no current franchisees. The Company's current business plan is to engage the services of an experienced franchise industry executive to re-establish the Egg Cream Companies' franchise business. The Company is currently registered to sell franchises with the New York State Attorney General's office and is exempt from registration with the State of Florida.

          ChampionLyte, Inc.  ChampionLyte, a wholly-owned
subsidiary of the Company, was incorporated in Florida in August 1999 for
the purpose of developing and marketing a sugar-free soft drink.   This is a
development stage company and has not conducted any business operations to date.

                    (b)(2)    Market:

                    (i) Retail Market. The principal market for the Syrup are food retailers, such as supermarkets, drug store chains, discount stores and warehouse centers. The Company has established a network of international, national and regional food brokers to market the Company's product to these outlets. The success of the Company is dependent upon its ability to have its product available at such outlets throughout the country. Management of the Company believes that the quality of its product, its appeal to health-conscious consumers, the fame and reputation of the Sweet 'N Low trademark and the Company's network of food brokers should enable it to penetrate the retail food market.

                    The primary consumers at whom the Company is directing its marketing efforts are the estimated 30 million diabetics in the U.S., plus another five to ten million Americans who are required to maintain a strict diet regime for various medical conditions. In addition, millions more Americans restrict their sugar consumption in an effort to reduce their calorie intake. All of these people form a natural market for the Company's product. The enormous success of products such as Diet Coke , SnackWell cookies and various sugar-free ice cream products have established that there is a substantial market for sugar-free/reduced calorie food products.

                    Management believes that the Syrup is the first sugar-free syrup product available which provides a satisfying and acceptable taste and texture. Public and industry acceptance have been very positive to date. In July 1999, the National Board of the American Tasting Institute granted its 1999 American Tasting Award of Excellence to the Syrup. In
June 1999, the Company's product was voted the Best New Product in the general merchandise category by the National Association of Chain Drug
Stores. Public response has also been positive, as reflected by substantial reorders by the Company's customers.

                    In June 1999, in a further effort to expand the market for the Company's products, the Company entered into an agreement with Francis Anthony, the "Love Chef" of television and magazine fame, under which Mr. Anthony has agreed to develop recipes for the Syrup and represent the product to the public. The Company believes that Mr.
Anthony's involvement has and will continue to increase the visibility of the Company's products.

                    (ii) Institutional/ Food Service Market. Another important market for the Syrup is bulk package sales to institutional and food service customers, such as hospitals, nursing homes, schools, hotels, restaurants, ice cream and frozen yogurt shops, baked and prepared food product manufacturers and sports and entertainment venues. Hospitals and nursing homes, aggregating more than 40,000 units nationwide, present a natural market for the Syrup, especially for diabetes sufferers and others required to restrict their sugar intake. The Syrup also fills the ever growing niche of reduced calorie and reduced fat alternatives to popular snack foods and sweets.

               (iii) Private Labeling. Under its agreement with
Cumberland, the Company has the right to package and sell a percentage of its annual syrup production under the private label of its customers. To date, the Company has not shipped any private label goods but plans to commence shipment of such goods in the first half of 2000.

              (iv) International Marketing. Management has negotiated an arrangement with Cumberland by which Cumberland has agreed to act as an international distributor of the Company's chocolate syrup in approximately 43 nations throughout the world where Sweet'N Low sugar substitute is marketed. In addition, the Company has signed an agreement with Nafpro Canada, Inc. to serve as the Company's exclusive broker for the sale of syrup in Canada. These arrangements should provide the Company with international distribution on a widespread and favorable cost basis.

     (b)(3)    New Products or Services.   The Company is in the process
of developing other flavored syrups (strawberry and vanilla creme ) to complement its chocolate flavored syrup. Under its agreement with Cumberland, the Company has the right to market these flavored syrups under the Sweet'N Low brand name upon approval of the formulae and taste by Cumberland. The Company anticipates that it will receive such approval and commence marketing the new flavors during the first quarter of 2000.

                    The Company is also in the process of developing a sugar-free soft drink which the Company hopes to introduce to the market in 2000.

     (b)(4) Competition. There are other brands of chocolate syrup on the market, some of which advertise as fat-free, sugar-free, cholesterol-free or low-calorie, as well as nationally and internationally known brands of chocolate syrup, which could reasonably be considered as competition for the Company's product. Major chocolate manufacturers, such as Hershey, sell syrups designated as "Lite" and Smuckers has recently introduced a sugar-free chocolate flavored syrup. These companies are larger and have greater resources than the Company and therefore can expend greater funds in marketing and advertising their products. The Company's ability to compete successfully with those companies is dependent upon its ability to continue to produce a tasty product and persuade food retailers to carry its product. The Company believes that its product, with targeted marketing under the internationally renowned Sweet'N Low brand name, will continue to be favorably received in the market place and establish the Company as a significant purveyor of 'sugar, fat and cholesterol free' syrups and other products.

               (b)(5) Sources of Supply. The Company's syrup product is manufactured, packaged and shipped on behalf of the Company by a contract manufacturer/packer located in New Jersey. The product is manufactured to specifications and a formula developed by the Company and approved by Cumberland. The Company monitors production to assure quality control and consistency. The Company believes that this co-packing method of manufacture is appropriate for the Company since it has allowed the commencement of production and shipment without the substantial capital expenditure required to establish its own production facilities.

                    Under its agreement with its New Jersey co-packer, the Company has agreed to pay that company $.50 for each case of Syrup packed and shipped through any other co-packer during the term of the Agreement. To date, the Company has not packed or shipped its product through any other co-packer. However, the Company has recently engaged a second co-packer based in Atlanta, Georgia to meet its growing need for production. The Company is also in the process of identifying additional suppliers around the country who satisfy the Company's quality and delivery requirements. The Company believes that having such regional facilities spread throughout the country would reduce the cost and timing of delivery and thereby help the Company better meet the needs of its customers.

               (b)(6) Major Customers. The Company has approximately 150 customers, none of whom accounts for 10% or more of the Company's total sales.

              (b)(7)    Patents, trademarks, licenses, etc.

          The Company's subsidiary, The Old Fashioned Egg Cream
Company, Inc., is the owner of the U.S. Trademark registrations 1,909,355, 1,909,416, 1,909,507 for the mark OLD FASHIONED EGG CREAM for food products, clothing items and food service. The Company's subsidiary, Old Fashioned Syrup Company, Inc. is the owner of the trademarks THE
OLD FASHIONED SYRUP COMPANY (Application Serial No.
75/619398), and NO GUILT (Application Serial No. 75/754950), both of which are the subject of pending applications in the United States Patent and Trademark Office. The Company's subsidiary, ChampionLyte, Inc., is the owner of the trademark CHAMPIONLYTE which is also the subject of a pending trademark application in the United States Patent and Trademark Office.

                    Under a license agreement dated January 1999 with Cumberland Packing Corp., the Company acquired the license to use the Sweet 'N Low trademark in connection with the manufacture and sale of its sugar-free, fat-free syrup. The Company is currently negotiating with Cumberland to expand its license rights to include sugar-free beverages.

       The Company intends to continue to protect all of its intellectual property through appropriate state and federal registrations and enforcement.

               (b)(8-9) Government Regulation and Approval.

                    The labeling of the Company's products is subject to regulation by the United States Food and Drug Administration. The
Company believes that it is in full compliance with those regulations. The sale of food products to the public is subject to various state and local health and safety regulations. It is the Company's policy to comply in full with all such regulations.

     (b)(10) Research and Development. Since 1998, the Company has engaged in research and development related to its current and proposed new products through its contract co-packers.

    (b)(11) Environmental Compliance. The Company does not anticipate any significant costs to comply with environmental laws and requirements.

    (b)(12) Employees. As of November 2, 1999, the Company had five (5) full-time employees, all of whom worked at the Company's offices in Boca Raton, Florida.

     (c) Reports to Shareholders. At the time of the filing of this registration statement, the Company is not subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, the Company will be subject to the Exchange Act reporting requirements and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 5th Street NW, Washington, D.C. 20549. Such reports, proxy statements and other information may also be obtained from the website maintained by the Commission at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the public reference section of the Commission at its principal offices in Washington D.C., as set forth above.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

                    Liquidity and Capital Resources. Management anticipates that continuing increases in sales of the Company's products and proceeds from an anticipated offering of the Company's shares in 2000 should result in improved liquidity during the next fiscal year. Such liquidity will be necessary to finance the Company's business activities in the coming year, which includes continued development of new products and increased marketing expenditures for its Syrup product. If the Company does not complete the anticipated offering, it may need to look to alternative sources of liquidity to meet its business plans. Such additional sources would include further capital investment or loans from existing shareholders, debt financing and savings from the reduction of operating expenses.
Management believes that it will be able to satisfy its liquidity and capital resource needs in the foreseeable future. Other than the above, the Company has no current demands, commitments, events or uncertainties which, to managements' knowledge or belief, are reasonably likely to result in the Company's liquidity, increasing or decreasing in any material way.

                    Results of Operations.  In 1996, the Company had no
revenues from the sale of syrup, its current prime business segment.    It had
net revenues of $31,215 from the operation of its egg cream carts and sale of egg cream products through the Egg Cream Companies (which are currently inactive) and a net loss of $78,546, which included a $35,000 extraordinary loss attributable to the repurchase of a franchise.

                    In 1997, the Company commenced operation of its syrup business. During that year, it generated net sales revenues of $157,608, and a net loss of $301,623. The loss resulted primarily from start-up expenditures attributable to the syrup business. Necessary cash flow was generated from sales revenues and capital investments and loans from the original shareholders.

                    In 1998, the Company's sales revenues were $144,206, representing a 150% increase over the prior year's sales. The Company had a net loss in 1998 of $366,996, compared to a net loss of $301,623 in 1997. The loss in 1998 was largely attributable to continued start-up costs and increased professional fees incurred in establishing the syrup business operations.

                    During the nine months ended September 30, 1999, sales revenues were $208,117, an increase of 109% over sales revenues of $99,607 during the comparable period in 1998. The Company had a net loss for the nine months ended September 30, 1999 in the amount of $452,440, or $.09 per share, as compared to $266,097 or $.08 per share in the comparable period in 1998. The operating loss in the 1999 period was attributable primarily to further syrup start-up costs, increased professional fees attributable to business development and increased marketing and product development expenses. Despite the net operating loss, the Company's liquidity improved during the nine month period, with a net increase in cash and cash equivalents of $39,680. This increase was attributable primarily to proceeds from the issuance of common stock and the exercise of common stock purchase warrants during the period.

                    During the 1999 period, the Company expanded its network of brokers to sell the Company's syrup and expended additional funds for marketing expenses. It has also continued to develop new products, especially other flavored syrups it expects to sell under its Sweet 'N Low license agreement. Management anticipates that these will lead to continued increases in sales revenues in the coming year. The Company, however, will continue to incur additional expenses attributable to the growth of its business and therefore management cannot estimate the amount of profit or loss it may incur in the coming year.

Item 3.   Description of Property.

                    The Company's executive and administrative offices occupy approximately 1,607 square feet of office space at 3350 NW Boca Raton
Blvd. Suite A-28, Boca Raton, Florida. The Company leases this space from an unaffiliated party at an annual cost of $19,284.00 plus common area maintenance charges under a lease which expires on February 29, 2001. The Company also rents warehouse and distribution facilities in Jersey City, New Jersey from Port Jersey Distribution Services, with rental based on the amount of space and services used each month.

Item 4.   Security Ownership of Certain Beneficial Owners and
Management.

               The following table sets forth information as of November
2, 1999 with respect to the beneficial ownership of the Company's securities by officers and directors, individually and as a group. To the Company's knowledge, on November 2, 1999, there were no holders of more than 5% of the Company's Common Stock other than Robert Kline, Roman Mashaiv, Alan Posner, and Mark Streisfeld. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated. On November 2, 1999 there were 5,736,500 shares of Common Stock, 350 shares of convertible Preferred Stock and 350,000 Common Stock Purchase Warrants outstanding. No shares of any other class of capital stock are outstanding.

Name and address    Title of Class Amount and nature  Percent of
beneficial owner                   of beneficial        Class
                                      ownership

Paul Galant        Common Stock    330,000 - Direct       4.8%
470 N.E. 25th Terrace
Boca Raton, FL

Robert Kline      Common Stock     397,822 - Direct       6.94%
220 S. Military Trail                and Indirect
Deerfield Beach, FL
33442

Roman Mashaiv     Common Stock     286,973 - Direct       5.003%
150-22 72nd Dr.
Apt. 3C
Flushing, NY  11367

Alan Posner    Common Stock       1,112,791 -Direct         19.4%
198 Gregory Rd.     Series I        175 - Direct             50%
Monticello, NY  Preferred Stock
12701

Ronald Shapss  Common Stock        220,972 - Direct      3.9%
Prestwick Court
New City, NY 10956

Mark Streisfeld           Common Stock    1,112,791 Direct  19.4%
75 Atwell Lane            Series I         175  Direct    50%
Monticello NY

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

                    The Company's executive officers and directors are as follows:

Name                     Age            Position

Mark Streisfeld          49        President, Director

Alan Posner              54        Chief Executive Officer, Chief
                                    Financial Officer,  Secretary
                                      and Director

Ronald Shapss            53        Director

Joel Flig                46        Director

Paul M. Galant           58        Director

          The principal occupation, title and business experience of the Company's executive officers and directors during the last five years, including the names and locations of employers, is indicated below:

Mark Streisfeld was elected as President and Director on February 24,
1999.  He was co-founder and has been president of The Old Fashioned
Syrup Company, Inc., its subsidiaries and predecessors since 1994. From 1976 to 1989, Mr. Streisfeld operated a retail electronics business in Monticello, New York, which he founded. From 1989 to the present, Mr. Streisfeld has operated a multi-faceted jewelry enterprise in Monticello, founded by him and his family. From 1973 to 1976 he was an elected trustee of the Village of Monticello. Since 1985 Mr. Streisfeld has been a Rated Jeweler by the Jewelers Board of Trade and a member of the Advertising Specialties Institute. He is currently a member of the Sullivan County (NY) Chamber of Commerce, the Sullivan County Action
Committee and the Board of Directors of the New Hope Community for Retarded Adults (Sullivan County, NY).

Alan Posner was elected as CEO, Secretary and Chairman of the Board of Directors on February 24, 1999. Prior to that he was co-founder and has served as CEO/Secretary/ Treasurer of The Old Fashioned Syrup Company, Inc., its subsidiaries and predecessors since 1994. From 1973 to 1985 Mr. Posner was employed in various professional and administrative capacities, including having served as the Senior Associate Administrator at Brookdale Hospital Medical Center in Brooklyn, New York. From 1985 to 1993 he was a principal of Medical Care Administration, Inc. and Healthrac, Inc., multi-service medical providers, medical management and consulting firms. From 1991 to 1994, Mr. Posner was a member of the New York
City Mayor's Advisory Committee for Emergency Medical Services. He is a member of the American College of Health Care Administrators, the American Public Health Association and the New York Association for Ambulatory Care. Mr. Posner received dual Bachelor of Science degrees (Biology and Nursing) in 1971 and a Master's of Science Health Care Administration in 1973 from the State University of New York at Stony Brook. From 1965 to 1968 he served in the U.S. Naval Hospital Corps.

Ronald Shapss, a director of the Company since August 1999, is the founder of Ronald Shapss Corporate Services, Inc. (RSCS) a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. and Corestaff, Inc. Mr. Shapss was also the founder of Coach USA, Inc. and is presently on the advisory boards of Consolidated Partners Founding Fund, LLC and 1+ USA, Inc., which founded Advanced Communications Group,
Inc., a competitive local exchange carrier whose shares trade on the New York Stock Exchange. Since 1997 he has been a consultant and a member of the Board of Directors of Frontline Communications Corporation,
(NASDAQ: FCCN). Mr. Shapss is a member of the New York Bar, having graduated from Brooklyn Law School.

Joel Flig, a director of the Company since August 1999, is the founder
(1989) and CEO of Financial Solutions Group, Ltd., a New York based company engaged nationwide in placement of senior debt. Since 1998 he has been a director of Sparta Surgical Supply Co. Prior to his current business entity, Mr. Flig was a member of the Board of Directors and Executive Vice President of Aspen Financial, Inc. (a bank holding company) and from 1981 to September 1988 he was First Vice President of Union Chelsea National Bank (NY). From 1977 through May, 1981 he served in a variety of executive capacities at Republic National Bank (NY) and began his banking career in the Management Development program at Chase Manhattan Bank (NY) in 1974. Mr. Flig received a BBA degree in
1977 from the Bernard Baruch College of the City of New York, and his MBA-Finance from St. John's University (NY).

Paul M. Galant was appointed by the new Board of Directors as Special Counsel in February, 1999, has served as an officer and director of the Company from August 1994 to February 24, 1999 and was elected to the Company's Board of Directors in August 1999. Between 1975 and 1997
Mr. Galant was a registered NASD General Securities Principal. He has been a business development consultant since 1970. He has served as an officer and director of various development stage companies, including Deerfield Financial Services, Inc., www.eBIZnet.com, Inc. and is the founder and currently serves as an officer and director of NetWeb
Online.Com Inc.   From May 1995 through June 1996, Mr. Galant was a
cofounder and executive officer of New Directions Restaurants Inc. He has been a practicing attorney in the State of New York since 1966. Between 1975 and 1986, Mr. Galant was a founding partner and general principal of a Long Island (NY) based full service brokerage firm. Subsequently, he was cofounder, an officer and/or a registered principal of several NASD member securities/brokerage firms in the New York metropolitan area.
From 1989 through 1990 he was founder and President of Preferred
Markets Group, Inc., a NASD member. Since 1981 he has served as President of PR Sources Inc., and since 1996 as President of Unipro Business Group Inc., both private entities engaged in corporate development services. From 1966 through 1968 he served in the U.S.
Army. Mr. Galant is a 1965 graduate of Brooklyn Law School (J.D.), and received a Bachelor of Business Administration degree from Adelphi University in 1962.

Item 6.   Executive Compensation.
         (a)       Compensation

                    The Company paid no compensation to its executive officers in its last fiscal year.

          (b)       Option/SAR Grants in Last Fiscal Year
                    (Individual Grants)

                    No stock option or stock appreciation rights were granted by the Company in its last fiscal year. In August 1999, the shareholders of the Company approved the adoption of an Incentive Stock Option Plan, under which the Board of Directors may grant options to purchase up to an aggregate of 100,000 shares of the Company's common stock to employees and directors of the Company. The plan was established to comply with IRS requirements for a Qualified Incentive Stock Option Plan.

          (c) Aggregated Option/SAE Exercises in Last Fiscal Year And Fiscal Year-End Option/SAR Values

               None

          (d)       Long Term Incentive Plans-Awards in Last Fiscal Year

                    The Company has no long-term incentive plans other than the Incentive Stock Option Plan described above.

          (e)       Compensation of Directors

                    Directors are paid $1,500 for each annual meeting of the Board which they attend.

          (f)       Employment Contracts

                    The Company has no employment contracts with any of its employees.

          (g)       Report on Repricing of Options/SARS

                    The Company has not repriced any options or stock appropriation rights.

Item 7.   Certain Relationships and Related Transactions.

                    The Company has no relationships or transactions required to be disclosed pursuant to this Item.

Item 8.   Description of Securities.

                    The Company's authorized capital stock consists of 20,000,000 shares of common stock, $.001 par value per share, and 1,000,000 shares of Preferred Stock, $1.00 par value as to which the Board has the power to designate the rights, terms and preferences.

                    Common Stock: As of November 2, 1999, 5,736,500 shares of $.001 par value Common Stock were issued and outstanding. Holders of common stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding Shares of Common Stock are validly issued, fully paid and non-assessable. On August 18, 1999, the Shareholders of the Company approved a 10% stock dividend to all shareholders of record of the Company's Common Stock as of September 30, 1999. As a result of that stock dividend, 521,500 shares of Common Stock were issued by the Company to its shareholders on September 30, 1999. In addition, the number of shares of Common Stock into which the outstanding Series I Preferred Stock are convertible increased from 105,000 to 115,500.

                    Preferred Stock. The Company is authorized to issue up to 1,000,000 shares of $1.00 par value Preferred Stock, upon such terms and conditions as the Board of Directors may determine at the time of issuance, without further action of the stockholders being required. Such preferred shares may or may not be: issued in series, convertible into shares of Common Stock, redeemable by the corporation and entitled to cumulative dividends. Other terms and conditions may be imposed at the time of issuance. In the event that some or all of the Preferred Stock is issued with a conversion privilege, any future conversion will cause an increase in the number of issued and outstanding shares of Common Stock, and may or may not have a depressive effect on the market value of the Common
Stock.

                    In January 1999 the Company designated 100,000 shares of Preferred Stock as $1.00 Par Value Series I Convertible Preferred Shares, and issued a total of 350 such shares to new management in consideration of their management efforts in developing the business operations to date. Each outstanding share of Series I Preferred Stock is convertible, without further consideration, into 330 shares of Common Stock (increased from 300 as a result of the September 1999 stock dividend): upon the first to occur of:

     (a) Company having annualized gross sales revenues of at least $10 Million; or

     (b) The Company successfully completing an SEC registered Offering and attaining NASDAQ or exchange listing for its securities.

             Dividend Policy. The Company has never declared or paid a cash dividend on its Common Stock, nor does it have any present intent to do so in the near future. It is anticipated that all earnings will be retained to provide working capital for the implementation of the business plan, until such time as the directors shall, in their sole discretion, declare that the Company's working capital requirements and cash position will permit a cash distribution to stockholders. Stock dividends may be declared, from time to time, in the sole discretion of the Board of Directors. On August 18, 1999, the Board declared a 10% stock dividend for stockholders of record as of September 30, 1999.

                    Transfer Agent: The Company's transfer agent is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321 (telephone (954) 726-4954; telecopier (954) 726-6305).

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

          (a)       Market Information.

                    The Company's Common Stock is traded over-the-counter on the electronic bulletin board operated by the National Association of Securities Dealers under the symbol "MDHG" The following table sets forth the high and low bid prices quoted for the Company's Common Stock since the inception of its quotation on the bulletin board:

                                   HIGH                LOW
1999 First Quarter                 $2.375             $0.00
1999 Second Quarter                $2.5625            $1.0313
1999 Third Quarter                 $3.875             $2.1875
          The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

          (b)       Holders.

                    As of November 2, 1999, there were 393 record holders of the Company's Common Stock. Based on information from brokers and other sources, the Company estimates that as of October 26, 1999, there were approximately 600 beneficial holders of the Company's Common
Stock.

                              (c)       Dividends.

                    The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. On August 18, 1999, the
Company declared a 10% stock dividend to all stockholders of record of the Company's Common Stock as of September 30, 1999. Such stock dividend also applied to the 105,000 shares of Common Stock issuable upon conversion of the 350 shares of Preferred Stock outstanding as of that date.

Item 2.   Legal Proceedings.

                    The Company is not a party to any lawsuit, litigation, or regulatory proceeding of any kind, filed, pending or threatened.

Item 3.   Changes in and Disagreements with Accountants.

                    From January 1, 1999 through August 1999, Holstein, Peacos & Egort, P.A. was the principal independent auditor for the Company's operating subsidiary, The Old Fashioned Syrup Company, Inc. ("Syrup"). In August 1999, Holstein, Peacos & Egort, P.A. ceased operating as an accounting firm. In August 1999, the Company engaged Feldman, Sherb, Horowitz & Co., P.C., New York, New York as the principal independent auditor for the Company.

                    At no time during its services for the Syrup Company did Holstein, Peacos & Egort, P.A. have any adverse opinion, disclaimer of opinion or modification in its reports for the Syrup Company, nor were there any disagreements between Holstein, Peacos & Egort, P.A. and the Syrup Company with respect to the financial information of the Syrup Company.

Item 4.   Recent Sales of Unregistered Securities.

                    The Company has issued the following securities in transactions not registered under the Securities Act of 1933 (the "Act").

                 1. 49,150 shares of Common Stock and 850,000 Common Stock purchase warrants (all of which warrants were exercised on or before April 6, 1999) issued in a Rule 504 offering dated December 1998.

                 2. 3,026,794 shares of Common Stock issued in exchange for all of the outstanding shares of common stock of Old Fashioned Syrup
Company, Inc., pursuant to an Acquisition Agreement dated January 8,
1999.

        3. 1,289,056 shares of Common Stock issued prior to the acquisition of the Syrup Company, and at times when the Company was not engaged in any active business operations, to insiders and founders of the Company in exchange for cash consideration and services provided to the Company.

Item 5.   Indemnification of Directors and Officers.

                    The Company's Articles of Incorporation contain a provision that permits the Company to indemnify any officer, director or any former officer or director, to the full extent permitted by the General Corporation Act of the State of Florida.

                    The Company's By-laws authorize the Company to indemnify its officers and Directors to the fullest extent allowed under Florida corporate law for claims brought against such persons in their capacity as officers or directors. Under the Florida General Corporations
Act 607.0850, such indemnification is considered proper only when the officer or director has met the applicable standard of conduct set forth in Sections 607.0850 (1) and (2). Such indemnification would not shield the directors or officers from liability for acts taken in bad faith or in a manner believed by them not to be in the best interests of the Company or for criminal acts.

Part III

Item 1.   Index to Exhibits

 Exhibit Number  Description


 (3)            1.   Articles of Incorporation, As Amended
                2.   By-laws

 (10)                Material Contracts

1. Acquisition Agreement between the Company and Old Fashioned Syrup Company, Inc., dated January 8, 1999.

2.   First Amendment to Acquisition Agreement.

3.   License Agreement between Old Fashioned
Syrup Company, Inc. and Cumberland Packing Corp.
dated January 22, 1999, as amended September 30, 1999.

4.   Incentive Stock Option Plan

5.   Agreement between the Company and Nafpro
Canada, Inc..

6.   Agreement between the Company and Francis
Anthony dated June 3, 1999.

7.   Agreement between the Company and
Beverage House.

          (21)           Subsidiaries

          (27)           Financial Data Schedule

                     SIGNATURES

                    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              MERIDIAN HOLDINGS INC.

Date November 19, 1999        By:     /s/ Mark Streisfeld

                                    MARK STREISFELD, President


                              By:     /s/ Alan Posner
                               ALAN POSNER, Chief Financial Officer


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                     THE OLD FASHIONED SYRUP COMPANY, INC.

Independent Auditor's Report ....................................   F-1

Consolidated Balance Sheets as of December 31, 1998 and 1997 ....   F-2

Consolidated Statements of Operations for the years ended

    December 31, 1998 and 1997 .................................   F-3

Consolidated Statements of Stockholders' Deficit for the years ended

    December 31, 1998 and 1997 .................................  F-4

Consolidated Statement of Cash Flows for the years ended

    December 31, 1998 and 1997 ...............................   F-5

Notes to Consolidated Financial Statements ...................   F-6 - F-10

                             MERIDIAN HOLDINGS INC

Independent Auditor's Report ...............................   F-11

Balance Sheet as of December 31, 1998 ..........................   F-12

Notes to Balance Sheet .................................   F-13 - F-14

             PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Introduction .....................................................   F-15

Pro Forma Consolidated Balance Sheet as of December 31, 1998 ......   F-16

Pro Forma Consolidated  Statements of Operations  and Basic Net Loss Per Share

     for the years ended December 31, 1998 and 1997 .............   F-17

Pro Forma Consolidated Statements of Stockholders' Deficit for the years ended

    December 31, 1998 and 1997 ....................................   F-18

Pro Forma Consolidated Statement of Cash Flows for the years ended

    December 31, 1998 and 1997 ................................   F-19

Notes to Pro Forma Consolidated Financial Statements ........   F-20 - F-21

               MERIDIAN HOLDINGS INC. AND SUBSIDIARIES (UNAUDITED)

Introduction .................................................   F-22

Consolidated Balance Sheet as of September 30, 1999 (unaudited) .....   F-23

Consolidated Statements of Operations for the nine months ended

    September 30, 1999 and 1998 (unaudited) .......................   F-24

Consolidated Statements of Stockholders' Deficit for the nine months ended

    September 30, 1999 and 1998 (unaudited) .......................   F-25

Consolidated Statement of Cash Flows for the nine months ended

    September 30, 1999 and 1998 (unaudited) .......................   F-26

Notes to Consolidated Financial Statements (unaudited) .......   F-27 - F-29


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Old Fashioned Syrup Company, Inc.

                  We have  audited  the  accompanying  consolidated  comparative balance sheets of The Old Fashioned Syrup Company, Inc. and the related statements of operations and changes in stockholders' deficit and cash flows for the years ended December 31, 1998 and December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Old
Fashioned Syrup Company, Inc., for the years ended December 31, 1998 and December 31, 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                             /S/ Holstein, Peacos & Egort, P.A.

Fort Lauderdale, Florida
February 24, 1999

                      THE OLD FASHIONED SYRUP COMPANY, INC.
                     CONSOLIDATED COMPARATIVE BALANCE SHEET
                  As of December 31, 1998 and December 31, 1997


                                ASSETS

Current assets:
       Cash and cash equivalents .......................   $ 36,258    $  3,632
       Accounts receivable - net .......................     14,239       9,697
       Other current assets ............................      1,479        --
                                                           --------    --------
 Total current assets ..................................     51,976      13,329

Property and equipment - net ...........................     16,773      18,471

Other non-current assets:
       Intangible assets - net .........................      1,522       6,089
                                                           --------    --------
Total other non-current assets .........................      1,522       6,089
                                                           --------    --------
Total Assets ...........................................   $ 70,271    $ 37,889
                                                           ========    ========
                   LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:

       Accounts payable ................................   $ 79,159    $ 25,461
       Payroll and other accrued expenses ..............     13,146      10,515
       Accrued interest ................................      2,145        --
                                                           --------    --------
Total current liabilities ..............................     94,450      35,976
                                                           --------    --------
Long - term liabilities:
       Loans payable - shareholders ....................     50,000        --
                                                           --------    --------
 Total long - term liabilities .........................     50,000        --
                                                           --------    --------
Stockholders' deficit ..................................    (74,179)      1,913
                                                           --------    --------
Total liabilities and stockholders' Deficit ............   $ 70,271    $ 37,889
                                                           ========    ========


                    Read indepentent accountants' report and
                  accompanying notes to financial statements.
                                     F - 2

                      THE OLD FASHIONED SYRUP COMPANY, INC.
                CONSOLIDATED COMPARATIVE STATEMENT OF OPERATIONS
           For The Years Ended December 31, 1998 and December 31, 1997

                                                       1998         1997
                                                       ---------    ---------
    Net revenues ................................$    144,206 $     57,608

    Less: cost of goods sold ....................     105,916       41,675
                                                      ---------    ---------
    Gross profit ................................      38,290       15,933

    Selling expenses ...........................       8,509        6,900
    General and administrative expenses:
     Depreciation and amortization .............       8,079        9,732
     Salaries and wages ........................     220,009      216,969
     Rent ......................................      11,502       10,835
     Insurance .................................       5,787        3,011
     Interest ..................................       4,492         --
     Telephone .................................      14,949       15,358
     Travel ....................................       1,413          494
     Professional fees .........................      77,780       19,381
     Other .....................................      52,766       49,922
                                                    ---------    ---------
    Total general and administrative expenses ..     396,777      325,702
                                                    ---------    ---------
    Total expenses .............................     405,286      332,602
                                                    ---------    ---------
    Loss from operations .......................    (366,996)    (316,669)

    Other income ...............................        --         15,046
                                                    ---------    ---------
    Loss before provision for (benefit from) income taxes(366,996)(301,623)

    Provision for (benefit from) income taxes ..        --           --
                                                    ---------    ---------
    Net loss ....................................   $(366,996)   $(301,623)
                                                     =========    =========

                    Read indepentent accountants' report and
                   accompanying notes to financial statements.

                     THE OLD FASHIONED SYRUP COMPANY, INC.
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                                         Common Stock, $1.00 par value;
                                           2,000 shares authorized;
                                           748 shares          Additional
   issued and outstanding     Paid-in   Stockholders'  Treasury      Stock
   No. Shares     Amount       Capital     Deficit       Stock
Subscriptions  Total
 --------    ---------    -------   -------   ------  ---------   ----------
Balances, December 31, 1996 .
   --           --     430,027     (433,877)           --         --
$    (3,850)
Stock issue ........
950          950          --           --            --         --          950
Donated capital ..........................
--           --          --      200,000            --         --      200,000
Capital contribution .....................
--           --     113,273           --            --     (6,837)
106,436
Net loss .................................          --           --          --
(301,623)           --         --     (301,623)
-------- ---------   --------   -------  --------  -------   -------
Balances, December 31, 1997 ..............
950          950     543,300     (535,500)           --
(6,837)       1,913
Stock reissue ............................
(202)       (202)         --           --          --         --         (202)
Donated capital ..........................
 --       --       --      200,000            --         --      200,000
Capital contribution .....................
--           --     101,106           --            --         --
101,106
Stock subscription .......................
--           --          --           --       (10,000)        --
(10,000)
Net loss .................................
--           --          --      (366,996)          --         --     (366,996)

---------    ---------    ---------   -------   --------  -------   ----------
Balances, December 31, 1998 ..............
748   $     748    $ 644,406  $   (702,496)$    (10,000)
$  (6,837) $   (74,179)
         =========    =========    =========   ==========
===========  =========    =========

                    Read indepentent accountants' report and
                   accompanying notes to financial statements.
                                     F - 4

                      THE OLD FASHIONED SYRUP COMPANY, INC.
                CONSOLIDATED COMPARATIVE STATEMENT OF CASH FLOWS
           For the Years Ended December 31, 1998 and December 31, 1997

                                                             1998       1997
                                                         ----------   ----------
Cash flows from operating activities:
     Net loss .........................................   $(366,996) $ (301,623)
                                                         ----------   ----------
     Adjustments to reconcile net loss to net
     cash used in operating activities:
         Depreciation and amortization ................       8,079       9,732
         Increase in accounts receivable ..............      (4,542)     (9,697)
         (Increase) decrease in other assets ..........      (1,479)        760
         Increase in accounts payable .................      53,698       2,864
         Increase in other liabilities ................     194,775     219,627
                                                         ----------   ----------
 Total adjustments ....................................     250,531     223,286
                                                         ----------   ----------
     Net cash used in operating activities ............    (116,465)    (78,337)
                                                         ----------   ----------
Cash flows from investing activities:
         Cash payments for the purchase of property ...      (2,015)     (5,610)
                                                         ----------   ----------
     Net cash used in investing activities ............      (2,015)     (5,610)
                                                         ----------   ----------
Cash flows from financing activities:
         Cash proceeds (to) from shareholders .........      50,000     (25,897)
         Proceeds from additional capital contributions     101,106     113,273
                                                         ----------   ----------
     Net cash provided by financing activities ........     151,106      87,376
                                                         ----------   ----------
Net increase in cash equivalents ......................      32,626       3,429

Cash and cash equivalents, beginning of year ..........       3,632         203
                                                         ----------   ----------
Cash and cash equivalents, end of year ................   $  36,258  $    3,632
                                                         ==========   ==========
Supplemental Disclosure of Cash Flow Information
     Cash paid during year for:
         Interest expense .............................   $   1,890    $     --
                                                         ==========   ==========

Note:Subsequent to the balance sheet date of December 31, 1998 there was a stock for stock exchange with Meridian Holdings, Inc. - See notes to financial statements. Simultaneously, shares of Meridian were sold for cash through a Regulation D offering.


                    Read indepentent accountants' report and
                  accompanying notes to financial statements.
                                     F - 5

                       THE OLD FASHION SYRUP COMPANY, INC.
                     NOTES CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

         The accompanying consolidated financial statements include the individual companies of The Old Fashioned Syrup Company, Inc., The Old Fashioned Egg Cream Company, Inc. and The Original Egg Cream Company, Inc., collectively referred to as The Old Fashioned Syrup Company, Inc. On October 30, 1998, The Old Fashioned Syrup Company, Inc. acquired The Old Fashioned Egg Cream Company, Inc., and The Original Egg Cream Company, Inc., as wholly-owned subsidiaries by exchanging the Syrup's authorized, but unissued shares for all of the authorized issued and outstanding shares of the acquired companies. All material intercompany accounts and transactions have been properly eliminated in the consolidation process.

         Pursuant to ARB 51, par. 22, the financial information provided at December 31, 1998 and December 31, 1997 has been restated on a combined basis to aid comparisons to the current period and represents the combined information of the separate companies.

BUSINESS ACTIVITY

  The Old Fashioned Syrup Company, Inc. was organized in the State of Florida and serves as the parent/home office for the company's operating subsidiaries. The Company is in the business of food manufacturing and distribution worldwide. The Old Fashioned Egg Cream Company, Inc. is engaged in the business of franchising movable carts which sell egg cream refreshments and other food products. The Original Egg Cream Company, Inc. is the management entity for the movable carts as owned by The Old Fashioned Egg Cream Co.

METHOD OF ACCOUNTING

         The Company utilizes the accrual method of accounting for financial reporting purposes. Under this method, revenues are recorded when earned and costs and expenses are recorded when the related cost or expense is incurred. For tax purposes, the Company utilizes the cash method of accounting.

CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents.

                       THE OLD FASHION SYRUP COMPANY, INC.
                     NOTES CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUIPMENT

         Equipment is recorded at cost. Expenditures for major betterments and additions are charged to asset accounts, while replacements, maintenance and repairs which do not extend the lives of the respective assets are charged to expense as incurred.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization of property and equipment, including property held under capital leases, is computed using the straight-line method over the estimated useful lives of the assets.

The range of useful lives is as follows:

                  Office equipment                            5 years
                  Furniture and fixtures                      5 years
                  Vehicles                                    5 years
                  Carts                                       5 years

INTANGIBLE ASSETS

         Intangible assets consist of organizational costs incurred by the Company. These intangible assets are being amortized using the straight-line method over the estimated useful lives of the assets, which is five years.

USE OF ESTIMATES

         The accounting and reporting policies of the Company are in conformity with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

                       THE OLD FASHION SYRUP COMPANY, INC.
                     NOTES CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.     PROPERTY AND EQUIPMENT - NET

Property and equipment consisted of the following:

                                     1998        1997
                                 --------    --------
Carts ........................   $ 24,077    $ 24,077
Office Furniture and Equipment     18,096      16,658
Vehicles .....................      2,800       2,800
                                 --------    --------
                                   44,973      43,535
LESS: Accumlated Depreciation     (28,200)    (25,064)
                                 --------    --------
Property and Equipment - Net .   $ 16,773    $ 18,471
                                 ========    ========


         Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures over $500 for betterment and major renewals are capitalized. The cost of assets sold or retained and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are incurred in operations.

         Depreciation expense for the periods ending December 31, 1998, and 1997, were $8,079, and $9,732 respectively.

NOTE 3.     INCOME TAXES

         The Old Fashioned Syrup Company, Inc., The Old Fashioned Egg Cream Company, Inc., and The Original Egg Cream Company, Inc., file as S-Corporations. These elections were effective November 15, 1996, March 8, 1994, and June 1, 1994, respectively. Income taxes on net earning, if any, are payable personally by the stockholders pursuant to the rules of the Code Section. Accordingly, no provision has been made for federal or state income taxes in the attached Consolidated Comparative Statements of Operations and Consolidated Statement of Stockholders' Deficit.

                       THE OLD FASHION SYRUP COMPANY, INC.
                     NOTES CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.     OPERATING LEASES

         The approximate future minimum annual rental commitments subsequent to December 31, 1998 are as follows:

                  Year Ended
                  DECEMBER 31
                  -----------
                      1999                   $ 16,070
                      2000                     19,284
                      2001                     19,284
                      2002                     19,284
                      2003                     19,284
                  THEREAFTER                    3,214
                                             --------
                                             $ 96,420
                                             ========
         Rental expense for the office was $11,502, and $10,385, for December 31, 1998 and December 31, 1997, respectively.

NOTE 5.     RELATED PARTY TRANSACTIONS

         The Old Fashioned Syrup Company and The Original Egg Cream Company, Inc., share office space and administrative expense.

         Loan Payable-Shareholders consisted of the following:

                                                        1998

                  Mark Streisfeld                    $ 10,000
                  Elaine Streisfeld                    40,000
                                                      -------
                  Total Loan Payable-Sharholders'    $ 50,000
                                                      =======

         Interest on the above loans are calculated using the then current federal tax rate. The specific rate for 1998 was 5.43%. There is no collateral on these loans.

                       THE OLD FASHION SYRUP COMPANY, INC.
                     NOTES CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.     GOING CONCERN

         As shown in the accompanying financial statements, the Company incurred a net loss of $366,966 during the year ended December 31, 1998, and as of that date, the Company's current liabilities exceeded its current assets by $42,472. The ability of the Company to continue as a going concern is dependent on increasing sales by way of future global distributions and obtaining additional capital financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7.     SUBSEQUENT EVENT

         The company entered into a license agreement, effective  January  20th,

1999, with Cumberland Packing Corp., a New York corporation. Cumberland is the owner of the Licensed Trademark of "Sweet 'N Low", which is known for its connection with sugar-free reduced calorie sugar substitutes. The Company now intends to market its sugar-free reduced calorie chocolate flavored syrup product by utilizing "Sweet 'N Low" and their already established name recognition and distribution points throughout forty three countries worldwide.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Meridian Holdings Inc.
Boca Raton, Florida

We have audited the accompanying balance sheet of Meridian Holdings Inc. (A Development Stage Company) as of December 31, 1998. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Meridian Holdings Inc. (A Development Stage Company) as of December 31, 1998 in conformity with generally accepted accounting principles.


                                     \S\  Feldman Sherb Horowitz & Co., P.C.
                                          Feldman Sherb Horowitz & Co., P.C.
                                          Certified Public Accountants

New York, New York
November 19, 1999

                             MERIDIAN HOLDINGS INC.
                                  BALANCE SHEET
                                December 31, 1998



                                      ASSET


       Cash ........................................$    3,422
                                                    -----------
                                                    $    3,422
                                                    ===========

                              STOCKHOLDERS' DEFICIT

Commitment and contingencies........................        --

Stockholders' deficit
     Convertible preferred stock,  par value $1.00
          -- authorized 1,000,000 shares, none
          issued and outstanding                    $       --
     Common stock,  par value $.001 -- authorized
          20,000,000 shares, issued and outstanding
          771,056 shares                                   771
     Additional paid-in capital ....................     3,703
     Accumulated deficit ...........................    (1,052)
                                                    ------------
                                                    $    3,422
                                                    ============









                           See notes to balance sheet.
                                     F - 12

                             MERIDIAN HOLDINGS INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             NOTES TO BALANCE SHEET

1.       THE COMPANY

         Meridian Holdings Inc. (the "Company"), located in Boca Raton, Florida, was incorporated on August 4, 1994 primarily to effect, through a merger with MHI Telecommunication Inc. ("MHI") , an inactive Delaware corporation, a change in domicile from the State of Delaware to the State of Florida. The Company was the surviving entity in the merger with MHI and neither the Company nor MHI have engaged in any operation since their inception. Therefore, the Company and its predecessor have been in the development stage in accordance with Statement on Financial Accounting Standards No. 7.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.       CONCENTRATION OF CREDIT RISK

         A.       CASH

                  The Company maintains a cash balance at a commercial bank. This account at the financial institution is insured by the Federal Deposit Insurance Corporation up to $100,000.

4.       SUBSEQUENT EVENT

         During January 1999, Meridian issued 3,026,794 shares of its Common Stock and 350 shares of its Series I Convertible Preferred Stock
         ("Preferred Stock") for all of the shares of The Old Fashioned Syrup Company, Inc. and Subsidiaries ("Old Fashioned"). Each share of Preferred Stock is convertible into 330 shares of Common Stock (increased from 300 shares as result of the 10% stock dividend during September 1999) after two years from the date of issuance, January 8, 1999, subject to the Company attaining (a) annualized gross sales of at least $10 million or (b) the Company successfully completes a Securities and Exchange Commission registration offering and attains a NASDAQ or exchange listing for its securities. This exchange will be accounted for as a reverse acquisition, under the purchase method of

                             MERIDIAN HOLDINGS INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             NOTES TO BALANCE SHEET

4.       SUBSEQUENT EVENT (CONTINUED)

         accounting, since the former shareholders of Old Fashioned will own a majority of the outstanding stock of the Meridian after the acquisition. Accordingly, the combination of the two companies will be recorded as recapitalization of shareholders' equity of Old Fashioned, pursuant to which Old Fashioned is treated as the continuing entity for accounting purposes and the historical financial statements presented will be those of Old Fashioned.

                     MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
             PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The pro forma consolidated balance sheet (unaudited) as of December 31, 1998, presents the pro forma consolidated balance sheet of Meridian Holdings Inc. and Subsidiaries (the "Company" or "Meridian"), as if the transaction on January 8, 1999, described below, except for the issuance of stock by Meridian which is presented on pages F-22 to F-29, occurred on December 31, 1998.

During January 1999, Meridian issued 3,026,794 shares of its Common Stock and 350 shares of its Series I Convertible Preferred Stock ("Preferred Stock") for all of the shares of The Old Fashioned Syrup Company, Inc. and Subsidiaries ("Old Fashioned"). Each share of Preferred Stock is convertible into 330 shares of Common Stock (increased from 300 shares as result of the 10% stock dividend during September 1999) after two years from the date of issuance, January 8, 1999, subject to the Company attaining (a) annualized gross sales of at least $10 million or (b) the Company successfully completes a Securities and Exchange Commission registration offering and attains a NASDAQ or exchange listing for its securities. This exchange has been accounted for as a reverse acquisition, under the purchase method of accounting, since the former shareholders of Old
Fashioned owned a majority of the outstanding stock of Meridian after the acquisition. Accordingly, the combination of the two companies is recorded as recapitalization of shareholders' equity of Old Fashioned, pursuant to which Old Fashioned is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Old Fashioned.

The pro forma consolidated statement of operations for the years ended December 31, 1998 and 1997, reflect the results of the Company and Old Fashioned as if the transaction summarized in the preceding paragraph had occurred as of January 1, 1997.

The pro forma basic net loss per share (unaudited) for the years ended December 31, 1998 and 1997, includes the shares issued in connection with this reverse acquisition in the computation of the weighted average number of common shares outstanding.

The pro forma consolidated statement of cash flows (unaudited) for the years ended December 31, 1998 and 1997, reflect the results of the Company and Old Fashoned as if the transaction summarized in the second paragraph had occurred as of January 1, 1997.

The consolidated financial statement does not necessarily represent actual results that would have been achieved had Meridian and the operations of Old Fashioned been consolidated at the beginning of the period, nor is this necessarily indicative of future results.

The pro forma consolidated financial statements (unaudited) should be read in conjunction with the historical financial statements of the Company.

                     MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                                   (UNAUDITED)

                                     ASSETS

                                 Recapitalization
                    Meridian     Old Fashioned     Adjustment       Pro
Forma

Current assets:
Cash                           $ 3,422  $ 36,258 $     --   $ 39,68
Accounts receivable, net          --      14,239       --   14,239
 Other current assets  --        1,479                 --    1,479
                            ---------    ---------   ------    --------
 Total current assets      3,422         51,976        --    55,398

Property and equipment, net  --         16,773         --    16,773

Intangible assets, net      --          1,522          --     1,522
                           ------    ---------       ------- -----------
                     $     3,422    $    70,271       $--    $ 73,693
                        ===========    =========== =========== ===========

                       LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
       Accounts payable $   --    $  79,159  $  --    $   79,159
       Accrued expenses and other current liabilities
                          --         15,291      --       15,291
                        --------    -------   ------    -----------
Total current liabilities   --       94,450    --         94,450
                        --------    ------    ------    -----------
Commitment and contingencies --        --       --          --

Loans payable - stockholders --     50,000      --        50,000

Stockholders' deficit:
       Convertible preferred stock,  par value $1.00 - authorized
         1,000,000 shares, none issued and outstanding
                          --        --           --            --
       Common stock,  par value $.001 - authorized 20,000,000
       shares, issued and outstanding 771,056 shares
                          771        --             --       771
       Common stock,  par value $1.00 - authorized 2,000
         shares, issued and outstanding 748 shares
         and none issued and outstanding on a pro forma basis
                           --       748     (748)(C)         --
Additional paid-in capital  3,703    1,044,406       (17,141)(C) 1,030,968
       Less: Common stock subscriptions receivable
                            --    (6,837)    6,8(C)         --
Accumulated deficit   (1,052)    (1,102,496)    1,052 (C) (1,102,496)
       Less: Treasury stock, at cost  --   (10,000) 10,000 (C)  --
                     ---------    ---------     ---------   --------
                      3,422        (74,179)        --        (70,757)
                    ----------    ---------     ---------   ---------
                 $    3,422         70,271        --         73,693
                   ===========    ===========   ===========  ===========

            See notes to pro forma consolidated financial statements.

                     MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


Year Ended December 31,
                              ------------------------
                                                           1998         1997
                                                       -----------    ---------

Net sales ..........................................   $   144,206  $    57,608

Cost of goods sold .................................       105,916       41,675
                                                       -----------    ---------
Gross profit .......................................        38,290       15,933

Selling, general and administrative ................       405,286      332,602
                                                       -----------    ---------
Loss from operations ...............................      (366,996)    (316,669)

Other income .......................................           --        15,046
                                                       -----------    ---------
Net loss ...........................................   $  (366,996) $  (301,623)
                                                       ===========    =========
Pro Forma Basic Net Loss Per Share Data:

Basic net loss per common share ....................   $     (0.10) $     (0.09)
                                                       ===========    =========
Weighted average number of common shares outstanding     3,538,350    3,351,136
                                                       ===========    =========


            See notes to proforma consolidated financial statements.

                    MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
           PRO FORMA CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                  (UNAUDITED)
                               Common Stock     Additional         Total
        ------------------------  Paid-in   Accumulated Treasury   Stock
Stockholders'
                No. Shares(2)  Amount(2)   Capital     Deficit    Stock
Subscription   Deficit
         -------  -------- ----------  --------- -------- ---------- -----------

Old Fashion combined balances, December 31, 1996
         950  $ 950  $ 430,027  $ (433,877) $    --  $      -- $    (2,900)
Contribution of capital  --    --    313,273     --   (6,837)        --
306,436
Net loss  --      --         --     (301,623)    --    --    (301,623)
  --------  --------- ----------  --------- -------- ---------- --------
Old Fashion combined balances, December 31, 1997 ...
950          950    743,300     (735,500)  (6,837)        --       1,913
Issuance of Old Fashion common stock for the
  Common stock of the affiliates
(1)      (202)        (202)        --           --       --         --  (202)
Contribution of capital
 --           --    301,106           --       --         --    301,106
Stock subscription
 --           --         --           --       --    (10,000)   (10,000)
Net loss
 --           --         --     (366,996)      --         --    (366,996)
-----------  ----------- ----------  ----------- -------- ---------- -----------
Old Fashion balances, December 31, 1998
748          748  1,044,406   (1,102,496) (6,837)   (10,000)    (74,179)
Pro Forma Stockholders' Deficit Adjustments:
Meridian balances, January 1, 1998
439,056          439        855       (1,052)      --     --         242
Issuance of common stock for services
330,000          330                        330
Issuance of common stock from private placement
 2,000            2      1,998             2,000
Issuance of common stock
  purchase warrants from private placement
  --           --        850           --       --         --        850
Recapitalization adjustments (2)
(748)        (748)   (17,141)       1,052    6,837    10,000          --
-------  --------- ----------  ----------- -------- ---------- -----------
Pro Forma balances, December 31, 1998
771,056  $  771 $1,030,968  $(1,102,496)$  --  $      -- $   (70,757)
===========  =========== ==========  ====== ======== ======== ========


(1)- During October 1998, Old Fashioned issued common stock for all the issued and outstanding shares of Egg Cream and Original Egg Cream which where related prior to the exchange by common ownership.

(2)- To restate the Common Stock, Treasury Stock and Stock Subscription of Old Fashioned and the Accumulated Deficit of Meridian to Additional Paid - In Capital in order to recapitalize the Stockholders' equity as a result of the reverse acquisition on January 8, 1999 (see "Introduction" on page F-15). Therefore, the Common Stock of Old Fashioned with a $1.00 par value, 2,000 shares authorized, 748 shares issued and oustanding is replaced with the Common Stock of Merdian with a $.001 par value, 20,000,000 shares authorized, 771,056 shares issued and outstanding as of December 31, 1998.


            See notes to proforma consolidated financial statements.
                                     F - 18


                     MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                       Year Ended December 31,
                                          ----------------------
                                             1998         1997
                                           ---------    ---------
Cash flows from operating activities:
     Net loss............................$   (366,996)$    (301,623)
     Adjustments to reconcile net loss to net
     cash used in operating activities:
         Depreciation and amortization .       8,079        9,732
         Stock compensation expenses          330         --
     Changes in operating assets and liabilities:
         Accounts receivable .........      (4,542)      (9,697)
         Other assets .................      (1,479)         760
         Accounts payable .............      53,698        2,864
         Accrued expenses and other current liabilities (4,983)      19,627
                                            ---------    ---------
Net cash used in operating expenses....    (315,893)    (278,337)
                                            ---------    ---------
Cash flows from investing activities:
     Purchase of property and equipment       (2,015)      (5,610)
                                            --------    ---------
Net cash used in investing activities ......  (2,015)      (5,610)
                                            ---------    ---------
Cash flows from financing activities:
     Loans payable -  shareholders ......      50,000      (25,897)
     Proceeds from issuance of common stock and warrants    2,850         --
     Proceeds from contribution of capital ..  301,106      313,273
                                              ---------    ---------
Net cash provided by financing activities     353,956      287,376
                                            ---------    ---------
Net increase in cash .....................    36,048        3,429

Cash, beginning of year ................       3,632          203
                                           ---------    ---------
Cash, end of year ......................$     39,680    $   3,632
                                           =========    =========

                Supplemental Disclosure of Cash Flow Information

Cash paid during the year:
Interest expense ..........................$      1,890 $         --
                                               =========    =========
Income taxes ..............................$         -- $         --
                                                =========    =========
 Supplemental Disclosure of Non-Cash Flow Financing Activities

Issuance of Common Stock for services ....$        330 $         --
                                                =========    =========

            See notes to proforma consolidated financial statements.

                     MERIDIAN HOLDING INC. AND SUBSIDIARIES
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

A.       BASIS OF PRESENTATION

         Reference is made to the "Introduction" at page F-15.

B.       RECLASSIFICATIONS

         Certain items from the December 31, 1998 and 1997, audited financial statements, on pages F-1 to F-5, have been reclassified in the December 31, 1998 and 1997, pro forma financial statements to conform to the September 30, 1999 and 1998, unaudited financial statements presented on pages F-22 to F-29.

C.       PRO FORMA ADJUSTMENT

         The pro forma adjustment to the consolidated balance sheet is to record the recapitalization of stockholders' equity by adjusting Meridian's accumulated deficit and Old Fashioned's common stock, treasury stock, and stock subscription to additional paid - in capital.

D.       INCOME TAXES

         The Company utilizes the asset and liability method of accounting for income taxes as set forth in FASB Statement No.109, "Accounting for Income Taxes". Under the asset and liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

         As of December 31, 1998, the Company has no available unused federal and state net operating loss carryforwards that may be applied against future taxable income. Further, since Old Fashioned was a Subchapter "S" corporation prior to the reverse acquisition, the net operating losses are passed through to the former stockholders of Old Fashioned and therefore cannot be utilized by the Company. Thus, no deferred tax benefit has been recorded in the pro forma consolidated statement of operations.

E.       PRO FORMA LOSS PER SHARE

         To present the loss per share as if the shares issued in the reverse acquisition had been outstanding for the years ended December 31, 1998 and 1997, the presentation has been done as if the Company has adopted the provisions of Financial Accounting Standard No. 128, "Earnings per share", which became effective for financial statements for fiscal years ending after December 15, 1997. This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net

                     MERIDIAN HOLDING INC. AND SUBSIDIARIES
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


E.       PRO FORMA LOSS PER SHARE (CONTINUED)

         income  (loss)  by  the  weighted   average  number  of  common  shares
         outstanding for the period, adjusted for the dilutive effect of common stock equivalents, consisting of warrants at December 31, 1998.

         For the years ended December 31, 1998 and 1997, diluted net loss per share was the same as basic net loss per share since the inclusion of the warrants would have been anti-dilutive.

F.       STOCKHOLDERS' DEFICIT

         During October 1998, the Company issued 330,000 shares of Common Stock for services of which 155,000 shares were issued to a member of the Board of Directors. The Common Stock was valued at $.001 per share on the dates of issuance.

         In December 1998, the Company initiated a self underwritten Regulation "D" Private Placement Offering of 49,150 shares of Common Stock, at the price of $1.00 per share, and 850,000 Common Stock Purchase Warrants ("Warrants"), at a price of $.001 per Warrant, before expenses, totaling $50,000. Each Warrant is convertible into one share of Common Stock at an exercise price of $1.00 per share. As of December 31, 1998, the Company had sold 2,000 shares of Common Stock and the 850,000 Warrants.

                     MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In accordance with the Securities and Exchange Commission requirements that when financial statements included in a filing under Regulation S-B are of date 135 days or more prior to the effective date of the registration statement, they are required to be updated to include financial statements (unaudited) for an interim period ending within 135 days of effective date. Therefore, included on pages F-23 to F-29 is consolidated financial statements (unaudited) for the nine months ended September 31, 1999 and 1998, that update the December 31, 1998 and 1997, audited financial statements, presented on pages F-1 to F-14, and pro forma consolidated financial statements (unaudited), presented on pages F-15 to F-21.

                     MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)


                                                                   September 30,
                                                                   -------------
                                                                        1999
                                                                   -------------
                                     ASSETS
Current assets:
       Cash .....................................................   $    78,744
       Stock subscriptions receivable ...........................       107,500
       Accounts receivable, net .................................        28,711
       Inventory ................................................        78,788
       Other current assets .....................................         2,979
                                                                   -------------
 Total current assets ...........................................       296,722
                                                                   -------------
Property and equipment, net .....................................        10,544

Intangible assets, net ..........................................         1,522
                                                                   -------------
                                                                   $    308,788
                                                                   =============

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
       Accounts payable .........................................  $     48,175
       Accrued expenses and other current liabilities ...........        27,577
                                                                   -------------
Total current liabilities .......................................        75,752
                                                                   -------------

Commitment and contingencies ....................................            --

Stockholders' deficit:
       Convertible preferred stock,  par value $1.00 -- authorized
          1,000,000 shares, issued and outstanding 350 shares ...           350
       Common stock,  par value $.001 -- authorized 20,000,000
          shares, issued and outstanding 5,215,000 shares .......         5,215
       Common stock distributable,  521,500 shares,
          par value $.001 .......................................           522
       Additional paid-in capital ...............................     2,397,679
       Less: Common stock subscriptions receivable ..............       (94,294)
       Accumulated deficit ......................................    (2,076,436)
                                                                   -------------
                                                                        233,036
                                                                   -------------
                                                                   $    308,788
                                                                   =============


            See notes to unaudited consolidated financial statements.

                     MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                 Nine Months Ended September 30,
                                                 -------------------------------
                                                          1999           1998
                                                      -----------    -----------

Net sales ........................................$      208,117   $     99,607

Cost of goods sold ...............................       164,093         85,762
                                                      -----------    -----------
Gross profit .....................................        44,024         13,845

Selling, general and administrative ..............       496,464        279,942
                                                      -----------    -----------
Net loss .........................................$     (452,440)  $   (266,097)
                                                      ===========    ===========
Basic net loss per common share ..................$        (0.09)  $      (0.08)
                                                      ===========    ===========
Weighted average number of common shares outstanding   4,804,046      3,480,850
                                                      ===========    ===========


            See notes to unaudited consolidated financial statements.

                    MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                  (UNAUDITED)


                                             Common           Convertible
    Common Stock  Stock Distributable Preferred Stock Additional   Stock
    Total
                       ----------------- ----------------- -----------------Paid-in Subscriptions Accumulated
Stockholders'
                       No.Shares  Amount No.Shares Amount No.Shares Amount   Capital  Receivable
Deficit       Deficit
                       ---------- ------ --------- ------- -------- -------- ---------- --------  ------------   --------
Balances, December
     31, 1998 (1) .....   771,056 $   771      --  $    --      -- $     --  $1,030,968 $    --    $(1,102,496)
$(70,757)
Issuance of
     convertible preferred
     stock from reverse
     acquisition ......        --      --      --       --     350      350          --      --             --       350
Issuance of common stock
     from reverse
     acquisition ...... 3,026,794   3,027      --       --      --       --          --      --             --     3,027
Issuance of common stock
     from private
     placement ........    47,150      47      --       --      --       --      47,103      --             --    47,150
Exercise of common stock
     purchase warrants
     from private
     placement ........   850,000     850      --       --      --       --     849,150 (94,294)            --
755,706
Issuance of common stock
     related
     to the reverse
     acquisition ......   620,000     620      --       --      --       --        (620)     --             --        --
Repurchase of common
     stock ............  (100,000)   (100)     --       --      --       --     (49,900)     --             --   (50,000)
10 % Stock dividend
     declared .........        --      -- 521,500      522      --       --     520,978      --       (521,500)       --
Net loss ..............        --      --      --       --      --       --          --      --       (452,440) (452,440)
                       ---------- ------- -------  -------- ------ --------  ---------- --------   -----------  ---------
Balances, September
     31, 1999 ......... 5,215,000 $ 5,215 521,500  $   522     350 $    350  $2,397,679 $(94,294) $
(2,076,436) $233,036
                       ========== ======= =======  ======== ====== ========
========== ========   ===========  =========



(1)- Balances from pro forma consolidated statement of stockholders' deficit on page F-18.



           See notes to unaudited consolidated financial statements.

                     MERIDIAN HOLDINGS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                             Nine Months Ended September 30,
                                                                                ------------------------
                                                                                     1999       1998
                                                                                ------------   ---------
Cash flows from operating activities:
     Net loss .................................................................$   (452,440) $  (266,096)
     Adjustments to reconcile net loss to net
        cash used in operating activities:
         Depreciation .........................................................       6,229        3,673
     Changes in operating assets and liabilities:
         Accounts receivable ..................................................     (14,472)      (1,573)
         Inventory ............................................................     (78,788)        --
         Other current assets .................................................      (1,500)      (1,716)
         Other assets .........................................................        --          1,441
         Accounts payable .....................................................     (30,984)      29,703
         Accrued expenses and other current liabilities .......................      15,663      167,071
                                                                                ------------   ---------
Net cash used in operating activities .........................................    (556,292)     (67,497)
                                                                                ------------   ---------
Cash flows from investing activities:
     Loans receivable -  stockholders .........................................        --       (136,534)
                                                                                ------------   ---------
Cash used in investing activities .............................................        --       (136,534)
                                                                                ------------   ---------
Cash flows from financing activities:
     Loans payable -  stockholders ............................................     (50,000)        --
     Proceeds from issuance of common stock and warrants ......................     695,356         --
     Stock repurchase .........................................................     (50,000)        --
     Proceeds from contribution of capital ....................................        --        222,347
                                                                                ------------   ---------
Net cash provided by financing activities .....................................     595,356      222,347
                                                                                ------------   ---------
Net increase in cash  .........................................................      39,064       18,316

Cash, beginning of year .......................................................      39,680        3,632
                                                                                ------------   ---------
Cash, end of year .............................................................   $  78,744  $    21,948
                                                                                ============   =========

                Supplemental Disclosure of Cash Flow Information

Cash paid during the year:
         Interest expense .....................................................$         --  $        --
                                                                                ============   =========
         Income taxes .........................................................$         --  $        --
                                                                                ============   =========

  Supplemental Disclosure of Non-Cash Flow Investing and Financing Activities

Issuance of Common Stock and Convertible Preferred Stock for all the issued and
     Outstanding Common Stock of Old Fashioned (see Note A to the Consolidated
         Financial Statements (unaudited))  ...................................$      3,377  $        --
                                                                                ============   =========
Issuance of Common Stock related to the reverse acquisition (See
     Note E, Third Paragraph, to the Consolidated Financial Statements
         (unaudited))..........................................................$    620,000  $        --
                                                                                ============   =========
Issuance of Common Stock Subscriptions receivable (See Note E,
     Second Paragraph, to the Consolidated Financial Statements
         (unaudited))..........................................................$    201,794  $        --
                                                                                ============   =========






            See notes to unaudited consolidated financial statements.
                                     F - 26

                     MERIDIAN HOLDING INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A.       REVERSE ACQUISITION

         During January 1999, Meridian issued 3,026,794 shares of its Common Stock and 350 shares of its Series I Convertible Preferred Stock
         ("Preferred Stock") for all of the shares of The Old Fashioned Syrup Company, Inc. and Subsidiaries (the "Old Fashioned"). Each share of Preferred Stock is convertible into 330 shares of Common Stock (increased from 300 shares as result of the 10% stock dividend during September 1999 (see Note E, fourth paragraph) after two years from the date of issuance, January 8, 1999, subject to the Company attaining (a) annualized gross sales of at least $10 million or (b) the Company successfully completes a Securities and Exchange Commission registration offering and attains a NASDAQ or exchange listing for its securities. This exchange has been accounted for as a reverse acquisition, under the purchase method of accounting, since the former shareholders of Old Fashioned owned a majority of the outstanding stock of the Meridian after the acquisition. Accordingly, the combination of the two companies is recorded as recapitalization of shareholders' equity of Old Fashioned, pursuant to which Old Fashioned is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Old Fashioned.

B.       INTERIM FINANCIAL STATEMENTS

         The accompanying consolidated financial statements (unaudited) for the nine months ended September 31, 1999 and 1998, have been prepared in accordance with generally accepted accounting principles for the interim financial information and, in the opinion of the Company, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation thereof.

C.       INCOME TAXES

         The Company utilizes the asset and liability method of accounting for income taxes as set forth in FASB Statement No.109, "Accounting for Income Taxes". Under the asset and liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

         As of September 30, 1999, the Company has available unused federal and state net operating loss carryforwards of approximately $454,000 that may be applied against future taxable income and that expire in 2019. Further, since Old Fashioned was a Subchapter "S" corporation prior to the reverse acquisition, the net operating losses are passed through to the former stockholders of Old Fashioned and therefore cannot be utilized by the Company. As a result of the reverse acquisition Old Fashioned is now a "C" corporation. The available unused federal and state net operating loss carryforwards are from January 8, 1999, the date of the reverse acquisition, to September 30, 1999. The Company has established a valuation allowance with respect to the

                     MERIDIAN HOLDING INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

C.       INCOME TAXES (CONTINUED)

         available unused federal and state net operating loss carryforwards because the likelihood of realization of this benefit cannot be presently determined.

         Deferred tax assets:

         Net operating loss carryforward   $ 160,000
         Valuation allowance ...........    (160,000)
                                           ---------
         Net defered tax asset ........   $    --
                                           =========

D.       LOSS PER SHARE

         The Company has adopted the provisions of Financial Accounting Standard No. 128, "Earnings per share", which became effective for financial statements for fiscal years ending after December 15, 1997. This statement requires that the Company report basic and diluted earnings
         (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income
         (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, consisting of warrants and convertible preferred at September 30, 1999.

         For the nine months ended September 30, 1999, diluted net loss per share was the same as basic net loss per share since the inclusion of the warrants and convertible preferred would have been anti-dilutive.

E.       STOCKHOLDERS' DEFICIT

         On July 31, 1998, the Company entered into a one year consulting agreement with a brokerage firm and, as compensation for services, granted a three year option to purchase 25,944 shares of the Company's Common Stock at an exercise price of $.25. The Company granted to the brokerage firm one time registration rights and unlimited "piggyback" registration rights to the underlying Common Stock shares of these three year options.

         In April 1999, the Company completed a self underwritten Regulation "D" Private Placement Offering of 49,150 shares of Common Stock, at the price of $1.00 per share, and 850,000 Common Stock Purchase Warrants ("Warrants"), at a price of $.001 per Warrant, before expenses, totaling $50,000. Each Warrant is convertible into one share of Common Stock at an exercise price of $1.00 per share. As of April 5, 1999, all the holders' of the Warrants had converted to Common Stock and paid $648,206, before expenses, with the balance of

                     MERIDIAN HOLDING INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

E.       STOCKHOLDERS' DEFICIT (CONTINUED)

         $201,794 recorded as stock subscriptions receivable at September 30, 1999. As of October 31, 1999, the Company had collected approximately $108,000 of the $201,794 in stock subscriptions receivable.

         During January 1999, in connection with the reverse acquisition, the Company issued 620,000 shares of Common Stock of which 300,000 shares was issued to a stockholder who acted as advisor, 300,000 shares were issued to a member of the Board of Directors and the remaining balance of 20,000 shares was to former officers of Meridian. The Common Stock was valued at $1.00 per share on the dates of issuance and has been recorded as additional paid-in capital.

         On August 18, 1999, the Board of Directors declared a 10% stock dividend to be payable to all stockholders of record as of September 31, 1999 and the 521,500 shares of Common Stock Distributable was valued at $1.00 per share on the date of declaration. The stock dividend was distributed on October 15, 1999.

F.       SUBSEQUENT EVENTS

         In August 1999, the Company's stockholders approved the adoption of an Incentive Stock Option Plan ("1999 Option Plan") which allows the Board of Directors to grant options to employees and members of the Board of Directors. The 1999 Option Plan provides the Board of Directors the right to grant options to purchase up to a total of 100,000 shares of the Company's Common Stock.

         The company entered into a ten year license agreement, effective January 20th, 1999 and amended during October 1999, with Cumberland Packing Corp. ("Cumberland"), a New York corporation, for the rights to use their "Sweet 'N Low" Trademark in order to market the Company's sugar-free, fat-free, cholesterol-free chocolate flavored syrup product. The agreement contains annual minimum royalty and marketing expenditure requirements and expires December 31, 2008. Further, the agreement can be renewed for two additional 7 year renewal terms, provided the Company is not in default and in such case Cumberland would have the right to terminate the license.

         In connection with the Cumberland agreement, the Company has granted warrants to purchase 385,000 (increase from 350,000 shares as a result of the 10% stock dividend during September 1999) shares of the Company's Common Stock at an exercise price equal to the greater of $2.50 per share or 50% of the average trading price for the Company's shares during the twenty days prior to the exercise of the warrants.